Exhibit 99.1

Volaris Reports December and Full Year 2015 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 22%

MEXICO CITY--(BUSINESS WIRE)--January 5, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports December and full year 2015 preliminary traffic results.

During December 2015, Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 18.2% year over year, in response to strong demand in its domestic and international markets. Total demand for December, as measured in Revenue Passenger Miles (RPMs), increased 23.2% year over year, reaching 1.2 billion. Volaris transported a total of 1.2 million passengers during the month, an increase of 22.2% year over year. Full year 2015, Volaris transported 12 million passengers, an increase of 22.2% year over year.

In December 2015, Volaris increased domestic and international ASMs by 17.5% and 19.6%, respectively. Network load factor for December reached 85.6%, an increase of 3.5 percentage points year over year.

During December 2015, Volaris launched one year-round international route (Durango – Chicago/Midway).

The following table summarizes Volaris traffic results for the month and full year.

	December 2015	December 2014	Variance	Full year 2015	Full year 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	825	680	21.4%	8,125	7,128	14.0%
International	380	298	27.5%	3,437	2,595	32.5%
Total	1,205	978	23.2%	11,562	9,723	18.9%
ASMs (in millions, scheduled & charter)
Domestic	968	824	17.5%	9,845	8,749	12.5%
International	440	368	19.6%	4,207	3,081	36.5%
Total	1,408	1,192	18.2%	14,052	11,830	18.8%
Load Factor (in %, scheduled)
Domestic	85.3%	82.6%	2.7 pp	82.5%	81.5%	1.0 pp
International	86.3%	81.0%	5.3 pp	81.6%	84.2%	(2.6) pp
Total	85.6%	82.1%	3.5 pp	82.3%	82.2%	0.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	948	789	20.2%	9,616	8,033	19.7%
International	265	203	30.2%	2,367	1,776	33.3%
Total	1,213	992	22.2%	11,983	9,809	22.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 146 and its fleet from four to 56 aircraft. Volaris offers more than 270 daily flight segments on routes that connect 40 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com.

CONTACT:
Volaris
Investor Relations:
Andrés Pliego / Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net